

February 27, 2013

<u>Via E-mail</u>
Karl W. Newlin
Chief Financial Officer
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

  Re: Piedmont Natural Gas Company, Inc.
    Form 10-K for the Fiscal Year Ended October 31, 2012
    Filed December 21, 2012
    File No. 1-06196

Dear Mr. Newlin:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 28

Operations and Maintenance Expense, page 34

1. We note the increase in employee benefits expense in fiscal 2012 and your disclosure related to the absence of pension plan funding and a regulatory pension deferral in the current year. Please tell us and disclose the circumstances which caused the absence of this deferral. Further, tell us and disclose if you anticipate higher employee benefits

expense over the next several years, or if the fiscal 2012 increase is non-recurring in nature.

Item 8. Financial Statements and Supplementary Data, page 58

Notes to Consolidated Financial Statements, page 68

1.Summary of Significant Accounting Policies, page 68

Utility Plant and Depreciation, page 70

2. We note your disclosure that the estimated costs of removal on certain regulated properties are collected through depreciation expense through rates with a corresponding credit to accumulated depreciation. In this regard, however, we also note your disclosure on page 78 indicating a liability is credited and your separate classification of the regulatory cost of removal obligations. Please revise your disclosure here in future filings to clarify your policy.

Inventories, page 73

3. We realize there are a variety of business reasons for entering into asset management agreements and the accounting for these contracts could depend on numerous facts and circumstances possibly leading to different accounting outcomes. In this regard, please explain to us how you view such contracts and how your analysis of a particular contract(s) results in the accounting employed and how you consider whether such contracts could be derivatives. To the extent judgments could result in different accounting treatment, please disclose your accounting policy for these arrangements.

2. Regulatory Matters, page 82

North Carolina, page 82

4. Please tell us how you concluded plant held for future use or plant is the appropriate balance sheet classification for the $6.7 million capital costs related to the development of the LNG facility in Robeson County as of October 31, 2012. In this regard, we note you filed a petition seeking regulatory recovery for these costs. Lastly, tell us how you evaluated the LNG facility under ASC Topic 980-360-35. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief